

April 10, 2013

Via E-mail
Michael J. Dunn, Jr.
President and Chief Executive Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

> **Re: Suburban Propane Partners, L.P.**
> **Form 10-K for Fiscal Year Ended September 29, 2012**
> **Filed November 28, 2012**
> **File No. 1-14222**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-7

8. Long-Term Borrowings, page F-20

Credit Agreement, page F-22

1. We note your disclosure that the revolving credit facility and the senior notes both contain various restrictive and affirmative covenants applicable to you and the operating partnership. Please tell us your consideration of the applicability of the disclosure requirements in Rule 4-08(e) of Regulation S-X.

12. Commitments and Contingencies, page F-31

Contingencies
Legal Matters, page F-31

2. We note your disclosure with respect to the putative class action litigation that no reserve for a loss contingency other than for legal defense fees and expenses is required. Please tell us your consideration of providing an estimate of the possible loss or range of loss in excess of amounts accrued or providing a statement that such an estimate cannot be made. Refer to ASC 450-20-50.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief